Filed Pursuant to Rule 424(b)(3)
File No. 333-130815

PROSPECTUS SUPPLEMENT
to Prospectus dated June 15, 2006

ETHANOL GRAIN PROCESSORS, LLC
Minimum Offering:  25,000,000 Units, $50,000,000
Maximum Offering:  31,175,000 Units, $62,350,000
Offering Price:  $2.00 per Unit

We are offering an aggregate minimum of 25,000,000 and an aggregate maximum of 31,175,000 capital units of Ethanol Grain Processors, LLC, a Tennessee limited liability company. This prospectus supplement contains changes from and additions and updates to certain information contained in the prospectus dated June 15, 2006 accompanying this prospectus supplement.  All references in this prospectus supplement to the “prospectus” are to our prospectus dated June 15, 2006.  This prospectus supplement and the prospectus together constitute the prospectus by which we are offering and selling the units. You should read the entire prospectus, as updated by this prospectus supplement, and the documents referred to by each of them, carefully in order to fully understand our business, the offering and the units we are offering.

RECENT DEVELOPMENTS

In the prospectus dated June 15, 2006, we stated that we expected that Ethanol Capital Management, LLC and its affiliates would be subscribing for 20,000,000 capital units in the offering. The registration statement on Form SB-2 filed under the Securities Act of 1933 with respect to the offering, which was declared effective on June 15, 2006, also included, as an exhibit, an indication of interest letter under which, subject to applicable state securities laws, we would generally be obligated to accept such a subscription if made in accordance with the terms of the offering within 30 days after the registration statement was declared effective.

As of the date of this prospectus supplement, the subscription described above has not been made. We continue to engage in discussions with Ethanol Capital Management and its affiliates regarding a potential subscription in the offering. However, we currently have no specific expectation as to:

•                  whether or not Ethanol Capital Management or its affiliates will make a subscription in the offering;

•                  if any such subscription is made, what the size of the subscription would be; or

•                  if any such subscription is made, whether or not the subscription would be accepted by us.

You should rely only on the information contained in the prospectus and this prospectus supplement in making an investment decision. Neither the prospectus nor this prospectus supplement constitutes an offer to sell or a solicitation of any offer to buy any of the units offered to any person or by anyone in any jurisdiction where it is unlawful to make such an offer or solicitation. The information contained in the prospectus and this prospectus supplement is accurate only as of the date of the prospectus and this prospectus supplement, respectively, regardless of the time of delivery of the prospectus and this prospectus supplement or any sale of the units.  Neither the delivery of the prospectus and this prospectus supplement nor the sale of the units shall create the implication that there has been no change in the information or in our business since the respective dates of the prospectus and this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the information contained in this prospectus supplement or the accompanying prospectus dated June 15, 2006.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 3, 2006.